OFS Capital Corporation
10 S Wacker Dr ♦ Suite 2500 ♦ Chicago, IL 60606 ♦ 847.734.2000 ♦ FAX 847.734.7910

April 26, 2023

VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Kimberly A. Browning

Re:    OFS Capital Corporation (the “Company”)
Preliminary Proxy Statement on Schedule 14A filed on April 7, 2023

Dear Ms. Browning:

Set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s preliminary proxy statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), filed with the SEC on April 7, 2023. The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses. Certain changes have been incorporated into the Company’s definitive proxy statement (the “Definitive Proxy Statement”) pursuant to Section 14(a) of the Exchange Act, to be filed with the SEC on or around April 26, 2023. All capitalized terms not defined herein shall have the meaning as set forth in the Definitive Proxy Statement.

1.On page 3 of the preliminary proxy, under the heading “Who is paying for the solicitation of proxies?”, and on page 4 of the preliminary proxy, under the heading “Information Regarding This Solicitation”, please add language clarifying that the Company, and indirectly, the stockholders, will bear the expense of solicitation of proxies.
Response: In the Definitive Proxy Statement, under the heading “Who is paying for the solicitation of proxies?”, the Company has added language that, “The Company, and therefore, indirectly, the stockholders, will bear the expense of the solicitation of proxies for the Special Meeting….” Substantially similar language has also been added under the headings, “Information Regarding This Solicitation” as well as under “FURTHER INFORMATION ABOUT VOTING AND THE SPECIAL MEETING.”

2.Within the chart on page 6 of the preliminary proxy, please insert the “High” and “Low” Closing Sales Prices for the Company’s common stock for First Quarter 2023 and Second Quarter 2023 (through April 12, 2023).
Response: The “High” and “Low” Closing Sales Prices for the Company’s common stock for First Quarter 2023 and Second Quarter 2023 (through April 12, 2023) have been added to the chart in the Definitive Proxy Statement.
3.On page 8 of the preliminary proxy, under the heading “Examples of Dilutive Effect of the Issuance of Shares Below Net Asset Value”, please add “hypothetically” between “assume” and “that” in the first line of the second paragraph.
Response: Under the heading “Examples of Dilutive Effect of the Issuance of Shares Below Net Asset Value” of the Definitive Proxy Statement, the Company has added “hypothetically” between “assume” and “that” in the first line of the second paragraph. The sentence now reads, “The examples assume, hypothetically, that Company XYZ has 1,000,000 shares of common stock outstanding, $15,000,000 in total assets and $5,000,000 in total liabilities.”
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If you have any questions or additional comments concerning the foregoing, please contact Tod K. Reichert at (847) 734-2047.

Sincerely,
Tod K. Reichert
Corporate Secretary